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Exhibit 12.1

Statement Regarding Computation of Ratios

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
	(In thousands, except ratio amounts)
Earnings
Loss before income taxes	$(11,611)	$(21,669)	$(24,854)	$(10,058)	$(47,944)	$(43,611)
Interest expense	1,130	1,756	1,663	1,304	1,094	1,574
Amortization of debt issuance costs	138	542	771	701	342	371
Interest component of rent expense(1)	90	380	569	593	612	448

Earnings available for fixed charges	$(10,253)	$(18,991)	$(21,851)	$(7,460)	$(45,896)	$(41,218)

Fixed Charges
Interest expense	1,130	1,756	1,663	1,304	1,094	1,574
Amortization of debt issuance costs	138	542	771	701	342	371
Interest component of rent expense(1)	90	380	569	593	612	448

Total fixed charges	$1,358	$2,678	$3,003	$2,598	$2,048	$2,393

Deficiency of earnings available to cover fixed charges(2)	$(11,611)	$(21,669)	$(24,854)	$(10,058)	$(47,944)	$(43,611)

(1)
Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.

(2)
The above table does not include a separate calculation of the deficiency of earnings to cover combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.

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  Exhibit 12.1
Statement Regarding Computation of Ratios